SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

iRobot Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share of iRobot Corporation

(Title of Class of Securities)

462726 10 0
(CUSIP Number of Class of Securities)

Colin M. Angle
Chairman of the Board and Chief Executive Officer
iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
(781) 430-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf Of Filing Persons)

Copy to:

Mark T. Bettencourt, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**
$3,407,970.47	$190.17

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer, with exercise prices greater than or equal to $13.00, will be tendered pursuant to this offer. These options cover an aggregate of 1,383,332 shares of the issuer’s common stock and have an aggregate value of $3,407,970.47 as of April 24, 2009, calculated based on a binomial option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the Transaction Valuation set forth above. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 30, 2009 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The issuer is iRobot Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 8 Crosby Drive, Bedford, Massachusetts 01730 and the telephone number of its principal executive offices is (781) 430-3000.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to regular employees of the Company, excluding, among others, executive officers and directors, who, as of the date this offer commences, are employed by the Company in the United States (the “Eligible Participants”), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share. To remain eligible to tender Eligible Options (defined below) for exchange and receive New Options (defined below), the Eligible Participants must continue to be regular employees of the Company in the United States on the date that the New Options are granted. An option will be eligible for exchange (an “Eligible Option”) if it has an exercise price per share greater than or equal to the higher of (1) $13.00 or (2) 40% above the 90-day average closing price of our common stock on the NASDAQ Global Market (“NASDAQ”) for the business day on which this offer closes (the “Trailing Average Price”) and was granted under the Company’s 2005 Stock Option and Incentive Plan (the “2005 Plan”) or the Amended and Restated 2004 Stock Option and Incentive Plan (with the 2005 Plan, collectively referred to as the “Plans”). Eligible Participants tendering Eligible Options will receive in exchange new options (the “New Options”) to be granted under the 2005 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer.

As of April 24, 2009, there were outstanding, assuming a Trailing Average Price of $13.00, Eligible Options to purchase an aggregate of 1,383,332 shares of the Company’s common stock.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligible Options; Eligible Participants; Expiration Date of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers” Section 1 (“Eligible Options; Eligible Participants; Expiration Date of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Us; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases.  The information set forth in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contracts, Transaction, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plans and related option agreements and other agreements included with the Exchange Offer and attached hereto as Exhibits (d)(1)-(d)(10) also contain information regarding the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.

(c) Plans.  The information set forth in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) and Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions.  The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds.  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in the Exchange Offer under Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.  The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended December 27, 2008, the information set forth in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended March 28, 2009 and the financial information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information.  Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Exchange Offer under “Risk Factors” and Section 10 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2) The information set forth in the Exchange Offer under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information.  Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated April 30, 2009
(a)(1)(B)	Form of E-mail Announcement of Offer to Exchange
(a)(1)(C)	Form of Election Form
(a)(1)(D)	Screen Shots of Offer Website
(a)(1)(E)	Form of Confirmation of Receipt of Election Form
(a)(1)(F)	Form of Reminder E-mail to Eligible Participants
(a)(1)(G)	Form of Employee Presentation
(a)(1)(H)	Form of End of Exchange Offer Program Notice
(a)(1)(I)	Annual Report on Form 10-K for the year ended December 27, 2008 (filed on February 13, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(a)(1)(J)	Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (filed on April 30, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(b)	Not applicable
(d)(1)	2005 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(2)	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(3)	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(4)	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (SEC File No. 000-51598) and incorporated herein by reference)
(d)(5)	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(6)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(7)	Non-Employee Directors’ Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007 (SEC File No. 000-51598) and incorporated by reference herein)

Exhibit No.	Description

(d)(8)	Fifth Amended and Restated Registration Rights Agreement by and among the Company, the Investors and the Stockholders named therein, dated as of November 10, 2004 (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on September 30, 2005 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(9)	Form of Executive Agreement between the Company and certain executive officers of the Company, as amended (filed as Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007 (SEC File No. 000-51598) and incorporated herein by reference)
(d)(10)	Employment Separation Agreement by and between the Company and Helen Greiner, dated October 22, 2008 (filed as Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 27, 2008 (SEC File No. 000-51598) and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iRobot Corporation

By:	/s/ Glen D. Weinstein
Name:     Glen D. Weinstein

Title:	General Counsel and Secretary

Dated: April 30, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated April 30, 2009
(a)(1)(B)	Form of E-mail Announcement of Offer to Exchange
(a)(1)(C)	Form of Election Form
(a)(1)(D)	Screen Shots of Offer Website
(a)(1)(E)	Form of Confirmation of Receipt of Election Form
(a)(1)(F)	Form of Reminder E-mail to Eligible Participants
(a)(1)(G)	Form of Employee Presentation
(a)(1)(H)	Form of End of Exchange Offer Program Notice
(a)(1)(I)	Annual Report on Form 10-K for the year ended December 27, 2008 (filed on February 13, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(a)(1)(J)	Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2009 (filed on April 30, 2009 (SEC File No. 000-51598) and incorporated herein by reference)
(b)	Not applicable
(d)(1)	2005 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(2)	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(3)	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(4)	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (SEC File No. 000-51598) and incorporated herein by reference)
(d)(5)	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(6)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(7)	Non-Employee Directors’ Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007 (SEC File No. 000-51598) and incorporated by reference herein)
(d)(8)	Fifth Amended and Restated Registration Rights Agreement by and among the Company, the Investors and the Stockholders named therein, dated as of November 10, 2004 (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on September 30, 2005 (SEC File No. 333-126907) and incorporated herein by reference)
(d)(9)	Form of Executive Agreement between the Company and certain executive officers of the Company, as amended (filed as Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007 (SEC File No. 000-51598) and incorporated herein by reference)
(d)(10)	Employment Separation Agreement by and between the Company and Helen Greiner, dated October 22, 2008 (filed as Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the year ended December 27, 2008 (SEC File No. 000-51598) and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable